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                                                                      EXHIBIT 11

                                RADIAN GROUP INC.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

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                                                                    Quarter Ended March 31
                                                                     2003            2002
                                                                -------------------------------
(In thousands, except per-share amounts and market prices)

Net income                                                      $      104,772   $      103,933
Preferred stock dividend adjustment                                         --             (825)
                                                                --------------   --------------
Adjusted net income                                             $      104,772   $      103,108

Average diluted stock options outstanding                              5,727.0          5,492.6
Average exercise price per share                                $        29.18   $        26.84
Average market price per share - diluted basis                  $        35.72   $        45.72

Average common shares outstanding                                       93,394           94,224
Increase in shares due to exercise of options - diluted basis              903            1,657
                                                                --------------   --------------

Adjusted shares outstanding - diluted                                   94,297           95,881

Net income per share - basic                                    $         1.12   $         1.09
                                                                ==============   ==============

Net income per share - diluted                                  $         1.11   $         1.08
                                                                ==============   ==============
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